May 15, 2012

Ms. Kathy Churko

Securities and Exchange Commission

Division of Investment Management

Washington, DC  20549

RE:   The American Independence Funds Trust
SEC File Numbers: 811-21757; 333-124214

         Responses to comments on the Annual Shareholder Report (NCSR) filing submission number 0001398344-12-000052.

Dear Ms. Churko:

This letter is in response to the comments you provided on April 18, 2012 to the N-CSR filing submitted on January 9, 2012 (accession no. 0001398344-12-000052) , with respect to the American Independence Funds Trust (the “Trust” or the “Funds”). Below, please find the response to each comment provided.

1.      Comment:  In the Management Discussion and Fund Performance section (“MDFP”) for each Fund, except the Small Cap Growth Fund, it should have included disclosure on investment strategies that impacted the performance of each Fund during the year. For example, the Small Cap Growth Fund included companies that contributed to the Fund’s performance during the year, both negatively and positively.

Response: Additional disclosure on investment strategies that impacted the performance of each Fund shall be included in the October 31, 2012 annual report and annual reports thereafter.

2.      Comment:  The portfolio turnover ratios for the NestEgg Target Date Funds were over 100%. The Prospectus should expand disclosure that a high turnover ratio has an impact on taxes and fees.

Response: We have filed an amendment, dated May 15, 2012, to the Prospectus dated February 29, 2012 (please see Accession No. 0001324443-12-000077) to include the following disclosure under “Principal Risks”:

High Portfolio Turnover Risk. Increased portfolio turnover may result in higher brokerage commissions, dealer mark-ups and other transaction costs and may result in greater tax liabilities for shareholders. High turnover may generate capital gains that must be distributed to shareholders as short-term capital gains taxed at ordinary income rates (currently as high as 35%). Portfolio turnover risk, due to the potential for increased costs, may also cause the Fund’s performance to be less than you expect.

3.      Comment:  Given that the NestEgg 2050 Fund has 94% of its net assets in iShares, the name of the iShares funds should be noted in the Fund’s Prospectus.

Response: As noted above, we filed an amendment to the Prospectus dated February 29, 2012, and added the following information under “More About Investments” within the section entitled “More About the Funds”:

NestEgg 2050 Fund. Until the Fund reaches a greater asset size, it intends to invest the stock asset class of its portfolio in ETFs, specifically in the iShares family of funds (“Underlying Funds”). The Underlying Funds, and the relative weighting in each Underlying Fund, may change from time to time without approval by the Fund’s shareholders. The Fund currently invests in the following iShares funds:

iShares S&P 500 Index Fund: seeks investment results that correspond generally to the price and yield performance, before fees and expenses, of the S&P 500 Index®, which measures the performance of the large-capitalization sector of the U.S. equity market. The S&P 500 Index® includes approximately 75% of the market capitalization of all publicly traded U.S. equity securities. The component stocks are weighted according to the float-adjusted market value of their outstanding shares.

iShares MSCI EAFE Index Fund: seeks investment results that correspond generally to the price and yield performance, before fees and expenses, of the MSCI EAFE® Index, which has been developed by MSCI as an equity benchmark for its international stock performance. The MSCI EAFE® Index includes stocks from Europe, Australasia and the Far East.

4.      Comment:  The risk disclosure regarding high portfolio turnover should include the impact of higher transaction fees for the Stock Fund, International Alpha Strategies Fund, Small Cap Growth Fund, Fusion Fund, U.S. Inflation-Indexed Fund and Active Interest Rate Management Fund.

Response:  The current high portfolio turnover risk disclosure shall be replaced with the following:

Increased portfolio turnover may result in higher brokerage commissions, dealer mark-ups and other transaction costs and may result in greater tax liabilities for shareholders. High turnover may generate capital gains that must be distributed to shareholders as short-term capital gains taxed at ordinary income rates (currently as high as 35%). Portfolio turnover risk, due to the potential for increased costs, may also cause the Fund’s performance to be less than you expect.

5.      Comment:  Please explain the increase in the portfolio turnover from 2010 to 2011 for the Strategic Income Fund. Also, please indicate whether the high turnover ratio is expected for the 2012 fiscal period.

Response: The primary reason for the increased turnover was the introduction of alpha/beta separation into the investment process during 2011, coupled with monthly U.S. Treasury auctions.  This resulted in increased U.S. Treasury transactions.  With monthly Treasury auctions, the Fund bought the new on-the-run issues and sold the older comparator.  The Fund was also rebalanced monthly to the benchmark, which was updated to include the new issues.  Lastly, a decline in net assets over the year caused a decrease in market value, the denominator in the calculation. A new sub-adviser started managing the Fund in late December 2011, and has indicated that it manages the portfolio with a low turnover ratio. Therefore, we do not anticipate the turnover ratio to be as high for the 10/2012 fiscal year.

6.      Comment:  With respect to the Stock Fund, the Acquired Fund Fees were 0.02%, but did not see any underlying funds held by the Fund at the end of the fiscal year.

Response: The Fund did not hold any underlying funds at year end, but the fund did invest in underlying funds periodically throughout the year. The 0.02% in Acquired Fund Fees disclosed in the most recent Prospectus dated February 29, 2012, relates to those fees incurred during the October 2011 fiscal year. The Fund intends to utilize such investments in the current fiscal year as well.

7.      Comment: The International Alpha Strategies Fund has listed all securities as Level 1 with respect to valuation inputs according to FASB Accounting Standards Codification Topic 820, “Fair Value Measurements and Disclosures”. Please confirm in your response that all securities should be listed as Level 1.

Response: The valuation of the securities held by the International Alpha Strategies Fund are received by a third party pricing service and valued at the last sale price at the close of the exchange on which the security is principally traded. Foreign securities denominated in foreign currencies are translated into U.S. Dollars at the exchange rate of said currencies against the U.S. Dollar, as of 4:00 pm Eastern Time, as provided by an independent pricing service. The Fund does not employ a fair valuation methodology on international securities to adjust exchange traded quotes on a daily basis.

8.      Comment:  The Fusion Fund is classified as a non-diversified fund; however, it has been operating as a diversified fund. Should the Fund operate as a diversified fund for 3 consecutive years, it will need to obtain shareholder approval to re-classify itself as non-diversified.

Response: The Fund commenced operations in December 2009 and has been diversified at each fiscal year-end since inception. Management anticipates that the Fund will be diversified at the October 2012 fiscal year-end. Therefore, the Fund shall seek shareholder approval should management consider operating it as a non-diversified fund.

9.      Comment:  International Alpha Strategies Fund, Strategic Income Fund and Core Plus Fund list 144a securities in the footnotes to their Schedule of Investments. Please expand the footnote to include whether the securities are deemed to be liquid.

Response: The language used for the restricted securities footnote in previous reports had included an additional notation that such securities were considered to be illiquid. For future reports, we will revert back to the former disclosure for this footnote to be similar to the following:

“Represents a restricted security purchased under Rule 144A which is exempt from registration under the Securities Act of 1933, as amended. These securities are considered illiquid, the total aggregate value of which is $1,545,873, or 3.9% of net assets.”

10.  Comment:  A sticker to the Prospectus for the Absolute Return Bull Bear Bond Fund was recently filed to disclose a voluntary expense waiver. Please explain whether the Adviser can recapture the voluntary fees waived.

Response: The Adviser does not intend to recapture the fees waived to the extent beyond those waived under the contractual limitation; therefore, it will not collect any voluntary fees waived.

We also acknowledge that should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing. We understand that the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Fund from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and the Funds may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact the undersigned at (646) 747-3477 should you have any questions regarding this correspondence.

Sincerely,

/s/ Eric M. Rubin

Eric M. Rubin

President, American Independence Funds Trust